                                         Filed by Owosso Corporation pursuant to
Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rules 14a-12 and 14d-9 under the Securities Exchange Act of 1934, as amended Subject Company: Owosso Corporation
                                                   Commission File No. 000-25066

On February 12, 2004, Owosso Corporation filed with the Securities and Exchange Commission a Current Report on Form 8-K and issued a press release relating to its entering into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of February 10, 2004, with Allied Motion Technologies, Inc. and AMOT, Inc. The disclosure in the Form 8-K and the press release are reproduced below. The Merger Agreement and the Voting Agreements (defined below) were filed as exhibits to the Form 8-K and are incorporated by reference into this filing.

Item 5. Other Events

         On February 10, 2004, Owosso Corporation (the "Company") announced that it had entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of February 10, 2004, by and among the Company, Allied Motion Technologies, Inc. ("Allied Motion") and AMOT, Inc., a wholly-owned subsidiary of Allied Motion ("Merger Sub"). Under the terms of the Merger Agreement, the Company shall merge with and into Merger Sub, with Merger Sub surviving the merger as a wholly owned subsidiary of Allied Motion (the "Merger"), as more particularly described in the Merger Agreement.

         In connection with the Merger, each outstanding share of Company common stock, $.01 par value per share ("Company Common Stock"), will be entitled to receive .068 shares of Allied Motion common stock, no par value per share ("Allied Common Stock"), and each outstanding share of Owosso preferred stock, $.01 par value per share ("Company Preferred Stock"), will be entitled to receive .127 shares of Allied Common Stock. Holders of the outstanding shares of Company Preferred Stock will also receive an aggregate of $1 million in cash and warrants to purchase 300,000 shares of Allied Common Stock at $4.41 per share. In addition, Allied Motion will assume $4.6 million of the Company's debt and will settle the remainder of the Company's debt and liabilities for approximately $6 million in cash in connection with the closing of the Merger. If the Company's operating subsidiary, Stature Electric, Inc., achieves certain revenue levels in 2004, then on January 1, 2005, Allied Motion will issue subordinated notes in an aggregate principal amount of up to $500,000 to holders of Company Preferred Stock.

         In connection with the Merger Agreement, each of George B. Lemmon, Jr., The John F. Northway, Sr. Trust, Lowell Huntsinger, Morris R. Felt, Randall V. James and John Reese (collectively, the "Significant Shareholders") entered into an agreement (the "Voting Agreements") with Allied Motion pursuant to which the Significant Shareholders agreed to vote their shares in favor of the Merger and have granted an irrevocable proxy to vote their shares of Company Common Stock and Company Preferred Stock, as applicable, in favor of the Merger to certain representatives of Allied Motion.

         The foregoing description of the Merger Agreement and the Voting Agreements does not purport to be complete, and is qualified in its entirety by the terms and conditions thereof. The Merger Agreement is filed as Exhibit 2.1 hereto and the Voting Agreements are filed as Exhibits 2.2, 2.3, 2.4, 2.5, 2.6 and 2.7 hereto, and each agreement is incorporated herein by reference. A copy of the press release issued by the Company on February 10, 2004 announcing the transactions contemplated by the Merger Agreement is attached hereto as Exhibit
99.1 and is incorporated herein by reference.

         This current report on Form 8-K does not constitute an offer of any securities for sale. In connection with the proposed transaction, Allied Motion and the Company will file a registration statement, proxy statement and prospectus with the Securities and Exchange Commission. INVESTORS AND SHAREHOLDERS ARE ADVISED TO READ THESE AND ALL RELATED DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders may obtain a free copy of the registration statement, prospectus, proxy statement, and related documents when they become available from the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of these documents may also be obtained from the Company by directing a request to Owosso Corporation, 22543 Fisher Rd., PO Box 6660, Watertown, NY 13601,
Attention: George B. Lemmon, Jr., President and Chief Executive Officer.

[GRAPHIC OMITTED]

                                                              Owosso Corporation
                                                                22543 Fisher Rd.
                                                                     PO Box 6660
                                                             Watertown, NY 13601

PRESS RELEASE
--------------------------------------------------------------------------------
                                                  Release: February 10, 2004
                                                  Contact: George B. Lemmon, Jr.
FOR IMMEDIATE RELEASE                             Stock Symbol: OWOS.OB (OTCBB)
--------------------------------------------------------------------------------
           OWOSSO CORPORATION SIGNS MERGER AGREEMENT TO BE ACQUIRED BY
                           ALLIED MOTION TECHNOLOGIES


WATERTOWN, NY, February 10, 2004 -- Owosso Corporation (OTCBB: OWOS.OB) announced today that it has signed a merger agreement pursuant to which Allied Motion Technologies, Inc. (NASDAQ: AMOT) will acquire Owosso.

The aggregate value of the transaction is approximately $14 million. Under the terms of the merger agreement, each outstanding share of Owosso common stock will receive .068 shares of common stock of Allied Motion and each outstanding share of Owosso preferred stock will receive .127 shares of common stock of Allied Motion. Holders of the outstanding shares of Owosso preferred stock will also receive an aggregate of $1 million in cash and warrants to purchase 300,000 shares of Allied Motion common stock at $4.41 per share. In addition, Allied Motion will assume $4.6 million of Owosso's debt and will settle the remainder of Owosso's debt and liabilities for approximately $6 million in cash at closing. If Owosso's operating subsidiary, Stature Electric, Inc., achieves certain revenue levels in 2004, then on January 1, 2005, Allied Motion will issue additional subordinated notes in an aggregate principal amount of up to $500,000 to holders of Owosso preferred stock. The closing of the acquisition is subject to customary conditions, including approval by Owosso's shareholders and the effectiveness of a Registration Statement under the Securities Act of 1933 with respect to the securities to be issued by Allied Motion under the merger agreement.

George B. Lemmon, Jr., Chairman & CEO of Owosso, stated, "I am pleased that Stature and Motor Products will be under the same corporate structure again, and there is the potential for significant value to be created by combining these two companies. I am very impressed with Allied's executive management team. Several individuals and institutions have helped make this transaction possible and I would like to thank them for their support. The Jefferson County (New
York) Industrial Development Agency has always helped Stature Electric throughout its history and they were instrumental in helping to complete this transaction."

About Owosso

Through Stature Electric, Owosso manufactures fractional and integral horsepower motors, gear motors, and motor part sets. Significant markets for Stature include commercial products and equipment, healthcare, recreation and non-automotive transportation. Stature's component products are sold throughout North America and in Europe, primarily to original equipment manufacturers that use them in their end products.

About Allied Motion

Headquartered in Denver, Colorado, Allied Motion designs, manufactures and sells motion control products into applications that serve many industry sectors. Allied Motion is a leading supplier of precision and specialty motion control components and systems to a broad spectrum of customers throughout the world. On July 30, 2002, Owosso completed the sale of all of the outstanding stock of Motor Products - Owosso and Motor Products - Ohio Corporation, manufacturers of fractional and integral horsepower motors, to Allied Motion.

Forward Looking Statements

The statements in this press release that relate to future plans, events or performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, any statements that may predict, forecast, indicate, or imply future results, performance, or achievements. Forward-looking statements involve known and unknown risks and uncertainties that may cause actual results of Owosso to differ materially from the forward-looking statements. These risks and uncertainties include, but are not limited to, adverse developments in economic factors influencing the manufacturing sector of the economy, other risks and uncertainties detailed from time to time in our filings with the United States Securities and Exchange Commission, and other risks and uncertainties detailed from time to time in statements made by our management. Actual results, events and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements as a prediction of actual results. Owosso has no obligation or intent to release publicly any revisions to any forward looking statements, whether as a result of new information, future events, or otherwise.

Additional Information

This press release does not constitute an offer of any securities for sale. In connection with the proposed transaction, Owosso and Allied will file a registration statement, proxy statement and prospectus with the Securities and Exchange Commission. INVESTORS AND SHAREHOLDERS ARE ADVISED TO READ THESE AND ALL RELATED DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders may obtain a free copy of the registration statement, prospectus, proxy statement, and related documents when they become available from the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of these documents may also be obtained from Owosso by directing a request to Owosso, Inc., 22543 Fisher Rd., PO Box 6660, Watertown, NY 13601, Attention: George B. Lemmon, Jr., President and Chief Executive Officer. Owosso and certain other persons may be deemed to be participants in the solicitation of proxies of Owosso's shareholders to approve and adopt the merger agreement with Allied Motion. The participants in this solicitation may include the directors and executive officers of Owosso, who may have an interest in the transaction as a result of holding Owosso securities.

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